February 11, 2019

David Doft
Chief Financial Officer
MDC Partners Inc.
745 Fifth Avenue
New York, NY 10151

       Re: MDC Partners Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           File No. 001-13718

Dear Mr. Doft:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Telecommunications